[redacted]

11017716

...ED STATES
...XCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 2 8 2011 189 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornton Farish, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Eastern Blvd Suite 210
(No. and Street)

Montgomery	Alabama	36117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rose Mary Miller 334-270-8555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.
(Name – *if individual, state last, first, middle name*)

3815 Interstate Court	Montgomery	Alabama	36109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Bamman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornton Farish, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Prescott W. Bamman
Signature

President
Title

Theresa J. Fitzsimmons
Notary Public 8-27-11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member
American Institute
of Certified Public
Accountants

wilsonprice
WilsonPriceBarrancoBlankenship&BillingsleyP.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 28 2011
WASH. D.C.
189

Independent Auditors' Report

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

We have audited the accompanying statement of financial condition of Thornton Farish Inc., as of December 31, 2010, and the related statements of income, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornton Farish Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion , is fairly stated in all material respects in related to the basic financial statements taken as a whole.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

Montgomery, Alabama
February 25, 2011

THORNTON FARISH INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	655,491
Fees receivable		442,448
Interest receivable		183
Other receivables		15,000
Other assets		3,084
Money market funds		68,124
Investments in marketable securities		100,000
Stockholder receivables		173,546
Intangible assets (at amortized cost)		15,375
Property and equipment (at depreciated cost)		11,989
TOTAL ASSETS	$	1,485,240

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Unearned revenue	$	33,530
Accounts payable and other liabilities		126,447
TOTAL LIABILITIES		159,977

STOCKHOLDERS' EQUITY

Common stock - $1 par value, 10,000 shares authorized and 1,500 shares issued and outstanding		1,500
Additional paid-in capital		509,552
Retained earnings		814,211
TOTAL STOCKHOLDERS' EQUITY		1,325,263
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,485,240

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Investment banking	$ 3,439,611
Interest and dividends	1,858
Commissions	7,699
Total revenues	3,449,168
EXPENSES	
Bad debts	4,417
Compensation and benefits	943,383
Communications	19,035
Depreciation and amortization	11,943
Dues, fees and assessments	22,811
Interest	10,549
Occupancy costs	86,923
Other operating expenses	159,969
Promotional costs and issue expenses	85,252
Total expenses	1,344,282
NET INCOME	$ 2,104,886

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 1, 2010	$ 1,500	$ 509,552	$ 69,825	$ 580,877
Net income	-	-	2,104,886	2,104,886
Dividend distributions	-	-	(1,360,500)	(1,360,500)
BALANCE AT DECEMBER 31, 2010	$ 1,500	$ 509,552	$ 814,211	$ 1,325,263

See independent auditors' report and notes to financial statements.

THORNTON FARISH INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

INCREASE (DECREASE) IN CASH	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,104,886
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	11,943
Bad debts	4,417
Reinvested dividends on money market fund	(112)
Changes in assets and liabilities:	
Receivables	(264,790)
Other assets	(40)
Unearned revenue	33,530
Accounts payable and other liabilities	99,728
Net cash provided by operating activities	1,989,562
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and fixtures	(1,140)
Purchase of intangible assets	(20,500)
Purchase of marketable securities	(100,000)
Purchase of money market fund investment	(75,000)
Money market fund redemptions	114,602
Matured certificates of deposit	75,000
Net cash used by investing activities	(7,038)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividend distributions	(1,360,500)
NET INCREASE IN CASH	622,024
CASH AT BEGINNING OF YEAR	33,467
CASH AT END OF YEAR	$ 655,491
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Cash paid during the year for:	
Interest	$ 10,549

See independent auditors' report and notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Thornton Farish Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of brokering securities, underwriting securities issues, and remarketing securities throughout the United States. The Company operates primarily in the municipal securities markets.

Securities Transactions

Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis.

Investment Banking

Investment banking revenues include profits and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting profits and fees are recognized on the closing date of the issue. Investment banking fees also include fees earned from providing financial advisory and remarketing services which are recognized when billed, generally on a quarterly basis.

Fees Receivable

Fees receivable in connection with remarketing contracts are recognized at net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, if any. If determined to be uncollectible, the receivable is written off against the allowance account. Based on historical activity with these agreements, management has determined that no allowance for doubtful accounts is necessary.

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements (Continued)

Level 2 Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs which are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment Valuation

The Company's investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 2 for discussion of fair value measurements.

Investments in Marketable Securities

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories at the time of purchase and reevaluates such determinations at each statement of financial condition date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

Trading securities are reported at fair value, with unrealized gains and losses recognized in earnings. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders' equity. Held-to-maturity securities are recorded as either short-term or long-term on the statement of financial condition based on the contractual maturity date and are stated at amortized cost.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Marketable Securities (Continued)

In the event the fair value of an investment declines below cost basis, management is required to determine if the decline in fair value is other-than-temporary. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and to the extent to which the fair value has been less than cost basis, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If it is determined that an other-than-temporary decline exists in a marketable security, the Company writes down the investment to its fair market value and records the related write-down as an investment loss in its statement of income.

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Intangible Assets

Intangible assets subject to amortization consist of computer costs. These costs are amortized on a straight-line basis. Amortization expense totaled $5,125 for the year ended December 31, 2010.

Property and Equipment

Major additions to property and equipment are capitalized at cost. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment disposed of are removed from the related accounts and any gain or loss is reflected in income. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Effective January 1, 2009, the Company accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*, which prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required before being recognized in the financial statements. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2010, the Company had no uncertain tax positions, or interest and penalties, that qualify for either recognition or disclosure in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state, and local income tax examinations by tax authorities for years before 2007.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $1,137 for the year ended December 31, 2010.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Use of Estimates in the Preparation of Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, the date which the financial statements were issued. No subsequent events requiring disclosure were noted.

2. INVESTMENTS IN MARKETABLE SECURITIES

The Company has invested in a municipal bond that it plans to hold to maturity. The bond was purchased at a cost of $100,000 and had an approximate fair value of $99,935 for an unrealized loss of $65 as of December 31, 2010. The bond matures June 1, 2011. The fair value of the bond is based upon the closing price reported on the active market on which it is traded using a level 1 input.

3. PROPERTY AND EQUIPMENT

As of December 31, 2010, property and equipment consisted of the following:

Furniture and equipment at cost	$	75,654
Less accumulated depreciation		(63,665)
Property and equipment at depreciated cost	$	11,989

Depreciation expense totaled $6,818 for the year ended December 31, 2010.

4. FINANCING ARRANGEMENTS

As of December 31, 2010, the Company had a $25,000,000 credit facility available at Regions Bank to handle presold bond issue closings. Each note bears interest at the bank's prime rate and is secured by the bonds creating each specific transaction and stockholder guarantees. As of December 31, 2010, there were no balances outstanding with respect to this credit facility.

As of December 31, 2010, the Company had a $2,000,000 credit facility available at Regions Bank to purchase bonds for resale. Each note bears interest at the bank's prime rate and is secured by the bonds purchased and stockholder guarantees. This note amount is determined using a loan to cost ratio of 90%. As of December 31, 2010, there were no balances outstanding with respect to this credit facility.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has net capital and net capital requirements of $677,928 and $100,000, respectively, as of December 31, 2010. The Company's percentage of aggregate indebtedness to net capital was 23.60% as of December 31, 2010.

6. PROFIT-SHARING PLAN

The Company has a profit-sharing plan covering substantially all salaried employees. Contributions to the plan are authorized by management at its discretion. The plan has received a favorable tax determination under the Internal Revenue Code. For the year ended December 31, 2010, the Company authorized a profit-sharing contribution of $73,508.

7. SUBORDINATED LIABILITIES

The Company had no liabilities subordinated to the claims of general creditors during the year ended December 31, 2010.

8. CONCENTRATIONS

At times, the Company's cash balances in banks may exceed federally insured limits. At December 31, 2010, the Company had no uninsured cash balances.

9. OPERATING LEASES

The Company leases its office facilities under an agreement with terms calling for base monthly rent of $5,047 with a 1.5% increase in each succeeding year through January 31, 2012. Rental expense under this agreement for the year ended December 31, 2010, totaled $77,075.

The Company leases an automobile accounted for as an operating lease. Monthly rent through April 2013 is $1,209. Rental expense under this agreement for the year ended December 31, 2010 totaled $11,757.

Future minimum rental payments under these agreements are as follows:

	Facility	Automobile
2011	$ 66,223	$ 14,508
2012	5,602	14,508
2013	-	4,836

10. SUBSEQUENT EVENT

In January 2011, the Company made distributions to stockholders totaling $561,000.

SUPPLEMENTARY INFORMATION

THORNTON FARISH INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total qualified ownership equity		$ 1,325,263
Other allowable credits	$ -	
Total capital and allowable subordinated liabilities		1,325,263
Nonallowable assets	645,723	
Total deductions and/or charges		645,723
Net capital before haircuts on securities positions		679,540
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Trading and investment securities:		
Marketable securities	250	
Other securities	1,362	
Total haircuts		1,612
Net capital		$ 677,928

Note: There are no differences between the preceding computation and the Company's corresponding unaudited part II of Form X 17A-5 as of December 31, 2010.

See independent auditors' report.

THORNTON FARISH INC.
SCHEDULE II
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Minimum net capital requirement	$ 10,664
Minimum dollar net capital requirement of reporting broker	$ 100,000
Greater of above amounts	$ 100,000
Excess net capital	$ 577,928
Excess net capital at 1,500%	$ 653,931
Excess net capital at 1,000%	$ 661,930

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Total aggregate indebtedness	$ 159,977
Percentage of aggregate indebtedness to net capital	23.60%

Note: There are no differences between the preceding computation and the Company's corresponding unaudited part II of Form X 17A-5 as of December 31, 2010.

See independent auditors' report.

THORNTON FARISH INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3

Number of items	NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3

Number of items	NONE

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Member
American Institute
of Certified Public
Accountants

wilsonprice
WilsonPriceBarrancoBlankenship&BillingsleyP.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

Independent Auditors' Report on Internal Control Required under Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Thornton Farish Inc.
Montgomery, Alabama

In planning and performing our audit of the financial statements of Thornton Farish Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might by material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated to them in writing to management and those charged with governance on February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

Montgomery, Alabama
February 25, 2011

Member
American Institute
of Certified Public
Accountants

wilsonprice
WilsonPriceBarrancoBlankenship&BillingsleyP.C.
Certified Public Accountants & Consultants

Member
Alabama Society
of Certified Public
Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH. D.C. 189 SECTION

To the Board of Directors of Thornton Farish Inc.
3500 Eastern Boulevard, Suite 210
Montgomery, Alabama 36116

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Thornton Farish Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Thornton Farish Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Thornton Farish Inc.'s management is responsible for Thornton Farish Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the SIPC-6 and the Company's cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010;

3. Compared any adjustments reported in Form SIPC-7 with the Company's general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wilson, Price, Barranco, Blankenship & Billingsley, P.C.

Montgomery, Alabama
February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037466 FINRA DEC
THORNTON FARISH INC 16*16
3500 EASTERN BLVD STE 210
MONTGOMERY AL 36116-1781

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 8451
B.	Less payment made with SIPC-6 filed (exclude interest) ____________ Date Paid	(2692)
C.	Less prior overpayment applied	(–)
D.	Assessment balance due or (overpayment)	5759
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	–
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5759
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 5759	
H.	Overpayment carried forward $(–)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THORNTON FARISH INC
(Name of Corporation, Partnership or other organization)

Rose Mary Miller
(Authorized Signature)

Dated the 28 day of JANUARY, 20 11.

TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

THORNTON FARISH INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2010

THORNTON FARISH INC.
FINANCIAL STATEMENTS PURSUANT TO SECTION 17
OF THE SECURITIES EXCHANGE ACT OF 1934,
AS AMENDED BY THE SECURITIES ACTS AMENDMENTS
OF 1975 AND RULE 17a-5 THEREUNDER
FOR THE YEAR ENDING DECEMBER 31, 2010

THORNTON FARISH INC.
DECEMBER 31, 2010

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